August 9, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: James Lopez

Re: Neenah Paper, Inc. Form 10-K for the fiscal year ended December 31, 2010, filed March 9, 2011, Schedule 14A, filed April 18, 2011 (File No. 001-32240)

Dear Mr. Lopez:

This letter is in response to the comments in the letter dated July 28, 2011 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Neenah Paper, Inc. Form 10-K for the fiscal year ended December 31, 2010, filed March 9, 2011, Schedule 14A, filed April 18, 2011 (File No. 001-32240).  We have included the comments from your letter followed by our response.

Executive Officer’s Role in Compensation Decisions, page 21

1.               You refer on page 21 to performance-based-pay “based on the Company’s achievement of performance goals,” including “Corporate EBITDA,” as referenced on page 23 and “Total Shareholder Return,” as referenced in the first paragraph on page 24.  You address the mechanics of the payouts, but you do not disclose what the performance targets were.  Please revise future filings to disclose the performance targets and provide us draft disclosure.  If you seek to omit performance targets as confidential information, please provide an analysis regarding competitive harm.  See Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:  The Company proposes to revise its disclosure of performance-based-pay targets in future Schedule 14A annual filings as follows (with the proposed additional disclosures in bold):

2010 Annual Performance Bonus Awards

The performance goals for the 2010 MIP program were set based on the following performance criteria: (i) adjusted corporate earnings before interest, income taxes, depreciation and amortization (“Corporate EBITDA”), which is calculated as net income plus income tax expenses, plus depreciation expense and amortization expense for intangibles, plus amortization expense for stock options and restricted stock units adjusted for any one time events outside of the ordinary course of business, (ii) business unit earnings before interest and taxes (“EBIT”) for our Fine Paper and Technical Products business units, and (iii) progress achieved in implementing the Company’s strategic plan. All of the named executive officers had Corporate EBITDA and strategic plan achievement as part of their 2010 MIP goals. In addition, Mr. O’Donnell had Fine Paper EBIT and Mr. Runsten had Technical Products EBIT included as an additional 2010 MIP goal. On a stand-alone basis, each goal could have yielded a payout from 0% to 200%, based on year-end results. At the beginning of 2010, a threshold level, target level and outstanding level of accomplishment were set for each performance goal. Payouts at threshold, target and outstanding levels are as follows:

Below Threshold	Threshold	Target	Outstanding
0%	50%	100%	200%

Each goal was set at levels that both the Compensation Committee and management believed to be difficult but attainable, and achievements would reflect significant performance by the Company. Year-end Corporate EBITDA was $87.4 million, which yielded a payment of 200% of target on this objective. Technical Products EBIT was $29.26 million, which yielded a payment of 200% of target. Fine Paper EBIT was $37.1 million, which yielded a payment of 165% of target. The strategic plan objective was paid out at 125% of target reflecting improvement in operating margins, new product sales, filtration strategy implementation, safety and credit metrics. The performance goals for each financial metric in 2010 were as follows:

Metric ($MM)	Threshold	Target	Outstanding
Corp. EBITDA	68.0	74.0	81.0
Fine Paper EBIT	33.2	34.9	38.4
Tech Products EBIT	16.0	17.8	19.6

Based on the process described above, MIP payments were awarded as follows: Mr. Erwin’s 2010 target MIP award was established at 75% of base salary and he received 175% of this target amount ($860,916); Ms. Lind’s 2010 target MIP award was established at 50% of base salary and she received 175% of this target amount ($276,019); Mr. Runsten’s 2010 target MIP award was established at 45% of base salary and he received 181% of this target amount ($210,431); Mr. Heinrichs’ 2010 target MIP award was established at 45% of base salary and he received 175% of this target amount ($240,093); Mr. O’Donnell’s 2010 target MIP award was established at 60% of base salary and he received 172% of this target amount ($387,392).

2010 LTCP Awards

For 2010, the Compensation Committee approved equity grants under the LTCP for our named executive officers with target values ranging from 30% to 110% of base salary pay. For each of our named executive officers, the value was divided into awards of non-qualified stock options and a target number of performance share units, with 70% of the value in performance share units and 30% of the value in options. The range of possible awards under the LTCP was selected to tie a substantial percentage of their compensation to Neenah’s performance.

The number of stock options to be awarded to each named executive officer in 2010 was determined by dividing the value of the portion of the LTCP award to be awarded as stock options (determined by the Compensation Committee as described above) by the fair value of one stock option (determined using a modified Black- Scholes formulas as modeled by Meridian), and then rounded to the nearest hundred to produce the number of shares subject to the applicable option award. The process described above resulted in grants of options in 2010 to purchase a total of 37,600 shares for Mr. Erwin; 12,300 shares for Ms. Lind; 8,600 shares for Mr. Heinrichs; 7,400 shares for Mr. Runsten and 14,100 shares for Mr. O’Donnell. The exercise price of the option award was set based on the closing price of our common stock on the date of grant. Each grant of options made in 2010 vests in increments of 33.34%, 33.33% and 33.33% over a three year period, with vesting occurring on each anniversary of the applicable grant.

The target number of performance share units to be awarded to each named executive officer in 2010 was determined by dividing the value of the portion of the LTCP award to be awarded as performance share units (determined by the Compensation Committee as described above) by 90% of the stock price as of January 28, 2010, and then rounded to the nearest hundred shares. We discount stock price by 10% to factor in the fact that the full value of the grant may not be realized, due to resignations, terminations, etc. The target number of 2010 performance share units will be increased or decreased (to an amount equal to between 40% to 200% of the target number) prior to being converted to actual shares at the beginning of 2013. After the end of the performance period, the adjustment of the target number of shares will be calculated based on the Company’s achievement of performance goals relative to the following criteria: year over year improvement in Technical Products sales, year over year improvement in return on invested capital, cash flow from the Fine Paper business and relative Total Shareholder Return. The Total Shareholder Return (including dividend yield), will be compared against an average of paper companies and the Russell 2000 Value Index. The paper, packaging and specialty companies will be weighted 75% and the Russell Index will be weighted at 25%. The twelve companies include: P.H. Glatfelter Company, Schweitzer-Mauduit International Inc., Wausau Paper Corporation, Boise, Buckeye Technologies, Verso, Mineral Technologies, Polypore, Omnova, Kapstone, AEP Industries, and CSS Industries. An average is used to eliminate the effects of revenue and company size. The payout levels for the performance share unit metrics include a 0% payout at threshold or below, 100% payout at target, and 200% payout at outstanding.  The specific metric targets in 2010 were as follows:

Metric	Threshold	Target	Outstanding
Return on Capital	Increase of 50 basis points or less	80 basis points	Increase of greater than 150 basis points
Improvement in Technical Products Sales	Less than 2% growth	6% growth	More than 13% growth
Fine Paper Cash Flow	Less than $37 million	$40 million	Greater than $49 million
Total Shareholder Return (straight line interpolation for results between levels)	-6% versus peer group	TSR equal to peer group	12% points higher than peer group

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (678) 518-3265.

Sincerely,

/s/ Bonnie C. Lind
Bonnie C. Lind
Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)